13
|technology license agreement/sf-286888 v1|
3/24/97 9:17 am||
                       TECHNOLOGY LICENSE AGREEMENT

     THIS AGREEMENT, dated as of March 10, 1997 ("Effective Date"), by and between INTERNATIONAL BUSINESS MACHINES CORPORATION, a New York corporation ("IBM"), and UNIPHASE CORPORATION, a Delaware corporation ("LICENSEE");

     WHEREAS, pursuant to an agreement of purchase and sale of even date herewith among IBM, LICENSEE, and a Subsidiary of LICENSEE (the "Purchase Agreement"), LICENSEE or its Subsidiary is acquiring certain assets located in Zurich, Switzerland relating to the design, testing and manufacture of certain components (such operations being hereinafter referred to as the "Laser Operations"); and

     WHEREAS, LICENSEE desires to utilize IBM's information and know-how associated with the Laser Operations at the Facility (defined below), and IBM desires to provide such a license subject to the terms and conditions hereinafter set forth;

     NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, the parties hereto agree as follows:


Section 1.0 Definitions

     "Authorized Locations" shall mean the Facility and the Second Source.

     "Employees" shall have the meaning set forth in the Purchase
Agreement.

     "Facility" shall mean the manufacturing location in Zurich, Switzerland where the Laser Operations are occurring on the Effective Date and any subsequent location in Europe or the US where LICENSEE shall determine after the Effective Date to relocate the Laser Operations, subject to any restrictions in the Purchase Agreement.

     "Full Wafer Technology" shall mean a batch processing chlorine-assisted ion beam etching technique capable of producing more than one edge emitting semiconductor ridge waveguide laser having a gallium arsenide quantum well active region.

     "IBM Improvement Patents" shall mean all patents issued or issuing on patent applications entitled to an effective filing date prior to five (5) years after the Effective Date that are: (i) licensable at any time by IBM or any of its Subsidiaries, and (ii) derived from or constitute improvements to the Licensed Patents and/or the Licensed Technical Information.

     "LICENSEE's Patents" shall mean all patents issued or issuing on patent applications entitled to an effective filing date prior to five (5) years after the Effective Date that are: (i) licensable at any time by LICENSEE or any of its Subsidiaries, and (ii) derived from or constitute improvements to the Licensed Patents and/or the Licensed Technical Information. LICENSEE's Patents also include foreign counterparts to such patents, if any, and any divisions, extensions, continuations or continuations-in-part thereof.

     "Licensed Patents" shall mean the patents listed in Exhibit A and IBM Improvement Patents (and their foreign counterparts, if any) and any divisions, extensions, continuations or continuations-in-part thereof.

     "Lasertron Agreement" shall mean the license agreement dated August 1, 1994, between IBM and Lasertron, Inc.

     "Licensed Business Information" shall mean any and all business information used prior to the Effective Date in the conduct of the Laser Operations, such as customer information, pricing and cost information, strategic product plans and the like, which relates to Licensed Products. Licensed Business Information may be in tangible or intangible form.

     "Licensed Information" shall mean Licensed Business Information and Licensed Technical Information.

     "Licensed Products" shall mean R-F Products and R-B Products.

     "Licensed Technical Information" shall mean any and all IBM technical information, mask works, data, formulas, knowledge, processes and/or trade secrets developed or acquired by IBM relating to the design, testing and manufacture of Licensed Products which is used by IBM in the conduct of the Laser Operations and which includes, without limitation, the IBM technical information described in the documents listed in Exhibit B. Licensed Technical Information does not include any computer programs.

     "Red Lasers" shall mean indium gallium phosphorus/ aluminum gallium indium phosphorus/ aluminum gallium arsenide semiconductor laser chips emitting red light at about 670nm, and having an ordered phase quantum well, dry etched ridge-type structure and aluminum gallium arsenide cladding layers.

     "Royalty-Bearing Products" or "R-B Products" shall mean Red Lasers, 1300nm Lasers and any other semiconductor laser chips made using Full Wafer Technology.

     "Royalty-Free Products" or "R-F Products" shall mean semiconductor laser chips comprising a gallium arsenide substrate and an active region composed of gallium indium arsenide, gallium arsenide or gallium aluminum arsenide.

     "Second Source" shall mean a single manufacturing location, other than the Facility, which is: (i) located in the US or Europe and (ii) wholly-owned by LICENSEE.

     "Selling Price" shall mean the actual selling price to unaffiliated customers, and the greater of actual selling price or fair market value in sales to affiliated customers; provided that in either case the Selling Price shall be reduced for discounts, taxes, transportation fees and other unreimbursed charges paid by LICENSEE or its Subsidiaries in connection with the sale of Licensed Products.

     "Subsidiary" shall mean a corporation, company or other entity:

     (a) more than fifty percent (50%) of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority) are, now or hereafter, owned or controlled, directly or indirectly, by a party hereto, but such corporation, company or other entity shall be deemed to be a Subsidiary only so long as such ownership or control exists; or

     (b) which does not have outstanding shares or securities, as may be the case in a partnership, joint venture or unincorporated association, but more than fifty percent (50%) of whose ownership interest representing the right to make the decisions for such corporation, company or other entity is, now or hereafter, owned or controlled, directly or indirectly, by a party hereto, but such corporation, company or other entity shall be deemed to be a Subsidiary only so long as such ownership or control exists.

     "1300nm Lasers" shall mean indium phosphide/ indium gallium arsenide phosphide semiconductor laser chips emitting light at about 1300nm, having a simple double heterostructure with a thin active layer, and a self-aligned ridge structure made by the GRUNT process.


Section 2.0 License Grants

2.1 Subject to Sections 2.5 and 2.9, IBM grants to LICENSEE and its Subsidiaries, to the extent that it has a right to do so, a nonexclusive right and license to use the Licensed Information to: (i) make and have made Licensed Products only at the Authorized Locations and sell such products worldwide; (ii) to use and make any apparatus (other than the E2 prototype tool) required to manufacture Licensed Products only at the Authorized Locations; and (iii) improve, modify and enhance the Licensed Information and to use and incorporate any such improvements, modifications and enhancements in the exercise of the license rights pursuant to clause
(i) and (ii) and Section 2.11 below.  Subject to the last sentence of
Section 2.3 hereof, the foregoing license rights shall include the right to sell and distribute any product that includes a Licensed Product as a component or subassembly thereof. Providing IBM receives the payment specified in Section 4.1, the license granted in this Section 2.1 with respect to R-F Licensed Products shall be royalty-free and fully paid-up. The license granted in this Section 2.1 with respect to R-B Licensed Products shall be royalty-bearing as provided in Section 4.2.

2.2 Subject to licenses granted to third parties prior to the Effective Date and a license retained by IBM for itself and its Subsidiaries to use, copy, modify and distribute internally, IBM hereby transfers, assigns and conveys to LICENSEE all of IBM's right, title and interest in and to those computer programs used at the Facility and identified in Exhibit C-1 hereto. IBM hereby grants to LICENSEE, to the extent it has a right to do so, a nonexclusive, paid-up and royalty-free license under copyrights, or other similar rights for computer programs, to use, execute, reproduce, modify, and prepare derivative works based upon the additional computer programs listed in Exhibit C-2, only at the Authorized Locations.

2.3 Providing IBM receives the payment specified in Section 4.1, IBM hereby grants to LICENSEE a nonexclusive, paid-up and royalty-free license under the Licensed Patents to make and have made R-F Licensed Products at the Authorized Locations and to use, offer to sell, sell and import
R-F Licensed Products worldwide. The foregoing license shall not extend to any infringement of IBM patents not licensed hereunder resulting from the combination of Licensed Products with other products not licensed herein. The term of the license granted in this Section 2.3 shall be for a period of five (5) years from the Effective Date, unless LICENSEE exercises the option granted in Section 2.6 and makes the payment specified therein, in which event the term of the license shall be extended to the date of expiration of the last to expire of the Licensed Patents.

2.4 Except as specifically granted in this Section 2.0, no license or other right is granted, either directly or indirectly, by implication, estoppel or otherwise, to LICENSEE with respect to any patents or patent applications, trademarks, copyrights, trade secrets, computer programs, know-how, mask works or other intellectual property rights of IBM.

2.5 The license to have Licensed Products made by another manufacturer granted in Sections 2.1 and 2.3 to LICENSEE shall only apply when the specifications for Licensed Products were created by LICENSEE (either solely or jointly with one or more third parties); and shall not apply to any Licensed Products in the form manufactured or marketed by said other manufacturer prior to LICENSEE furnishing said specifications.

2.6 IBM grants to LICENSEE an option to obtain a fully paid-up extension of the term of the patent license granted in Section 2.3 with respect to R-F Licensed Products to cover the period extending to the date of expiration of the last to expire of the Licensed Patents. This option may be exercised at any time prior to five (5) years from the Effective Date by LICENSEE paying to IBM the sum of nine million US dollars ($9,000,000) and giving written notice of the exercise of the option in accordance with
Section 7. Communications.

2.7 LICENSEE hereby grants to IBM an irrevocable, worldwide, nonexclusive, paid-up and royalty-free license under LICENSEE's Patents to make, have made, use, offer to sell, sell and import R-F Licensed Products. IBM shall have no right to grant sublicenses under LICENSEE's Patents, except to its Subsidiaries.

2.8 In the event that LICENSEE identifies in writing to IBM any patents licensable by IBM which are necessarily infringed by the exercise of the license granted in Section 2.1 with respect to R-F Licensed Products being manufactured at the Facility on the Effective Date, and IBM, after a good faith analysis, agrees with LICENSEE's position, then upon IBM's written notification, Exhibit A shall be automatically amended to include such additional patents without further charge to LICENSEE. In the event that IBM shall determine for any reason that such infringement will not occur as to a licensable IBM patent, IBM shall thereafter be estopped from making any claims of infringement against LICENSEE, its Subsidiaries or its customers as to such IBM patent for any exercise by LICENSEE of its rights under Section 2.1 above.

2.9     Notwithstanding anything to the contrary, the license granted in
Section 2.1 shall not include rights to use any designs or other information which are used exclusively to manufacture products for IBM.

2.10 Subject to the restrictions limiting the license rights to Authorized Locations, LICENSEE shall have the right to exercise any license rights granted hereunder through any Subsidiary, and any reference in this
Section 2 and Section 3 below to LICENSEE shall be deemed to refer to any Subsidiary through which LICENSEE shall so exercise such license rights.

2.11 LICENSEE shall have the further right to use the Licensed Technical Information relating to Royalty Free Products in the development and manufacture of any semiconductor laser chips and to exercise the license rights specified in Section 2 as to any such semiconductor laser chips without payment of any royalty pursuant to Section 4.2 hereof, subject to the limitations and restrictions contained in this Agreement and the payment of any patent royalties, as applicable.

2.12 For so long as IBM continues to manufacture the E2 Prototype Tool (the "E2 Tool") for sale to any third party, IBM agrees to sell to LICENSEE E2 Tools on terms no less favorable than IBM has sold E2 Tools during the preceding twelve (12) months to any other non-IBM customer purchasing equivalent quantities of the E2 Tool as LICENSEE. Such most favored terms shall include price, production allocation, functionality of the E2 Tool and payment terms and shall be granted to LICENSEE upon the condition that LICENSEE accept all material terms upon which such most favored customer purchased the E2 Tool. In the event such most favored terms shall not apply, IBM agrees to sell E2 Tools to LICENSEE on commercially reasonable terms.

Upon written request by LICENSEE and in the event that IBM is no longer in the business of supplying E2 Tools to third parties, IBM shall provide LICENSEE with component part drawings and any other technical information, including all improvements, necessary for the manufacture and operation of E2 Tools, to the extent IBM can provide such information without violating any obligations to third parties, at a reasonable cost invoiced to LICENSEE to cover associated procurement expenses, and LICENSEE shall have the nonexclusive right to manufacture E2 Tools for LICENSEE's internal use and that of its Subsidiaries. Any manufacture of the E2 Tool, or any portion thereof, by LICENSEE may require additional patent licenses which the parties agree to negotiate in good faith.

IBM shall make a good faith effort to notify LICENSEE of its intention to stop manufacturing E2 Tools to third parties at least three (3) months prior to the date it plans to stop such manufacture, and agrees to promptly respond to all reasonable written requests from LICENSEE as to whether it intends to stop such manufacture.

2.13 IBM disclaims any common law trademark rights that it may have acquired through the use of the "E2" designation. To the extent that IBM has acquired any common law trademark rights in the "Laser Enterprise" or "LE" designation, IBM hereby assigns all such rights to LICENSEE, together with all goodwill pertaining thereto.

2.14 In the event that IBM now or hereafter obtains any patents which would necessarily be infringed by the assembly by LICENSEE's customers of Royalty-Free Products into an Erbium Doped Optical Fiber Amplifier ("EDFA") configuration or EDFA architecture compliant package, IBM agrees to make a license under such patents available to LICENSEE's customers in accordance with IBM's licensing practices at such time.


Section 3.0 Confidentiality

3.1 For a period of ten (10) years from the Effective Date, LICENSEE agrees to use the same degree of care and discretion, but at least a reasonable level of care and discretion, to avoid any disclosure, publication, or dissemination of any part or all of the Licensed Information outside of LICENSEE, and its Subsidiaries, as LICENSEE employs with information of its own which it regards as confidential and which it does not desire to publish, disclose or disseminate. If any Licensed Information of a third party requires a different standard of care or different period of confidentiality than that specified above, LICENSEE agrees to protect such third party's Licensed Information in accordance with the terms of the agreement under which such information was received by IBM.

3.2 Disclosure of Licensed Information shall not be precluded, if such disclosure is:

     (a) in response to a valid order of a court or other governmental body; provided, however, that LICENSEE shall first have given notice to IBM and made a reasonable effort to obtain a protective order requiring that the information and/or documents so disclosed be used only for the purposes for which the order was issued;

     (b)  otherwise required by law;

     (c) reasonably necessary to establish rights under this Agreement (but only to the extent necessary to do so); or

     (d) reasonably necessary to exercise LICENSEE's license rights hereunder and such disclosure is made to an entity or other person that is bound as to the nondisclosure of such Licensed Information by a written agreement that is no less restrictive than this Section 3.

3.3     No obligation of confidentiality shall attach to:

     (a) any information that LICENSEE already possesses without obligation of confidentiality;

     (b) any information LICENSEE rightfully receives from another without obligation of confidentiality; or

     (c) any information that is, or becomes, publicly available without breach of this Agreement.

3.4 In the event that LICENSEE discovers any IBM confidential information in the possession of Employees that is unrelated to the Licensed Products, it will promptly return such information to IBM.

3.5   IBM agrees not to disclose the trade secret information described in
(              Information redacted and filed separately.                )
for a period of three (3) years from the Effective Date subject to Sections 3.2(a) & (b). IBM agrees not to disclose the trade secret information relating to the process (
                Information redacted and filed separately.
                              ) for a period of two (2) years from the
Effective Date subject to Sections 3.2(a) & (b). Notwithstanding the above, neither (i) the inherent disclosure of such information in IBM's products, nor (ii) the disclosure of such information as part of a disclosure of process information relating to products other than Royalty-Free Products and Royalty-Bearing Products shall be deemed to be a violation of this Section 3.5.


Section 4.0 Consideration

4.1 As partial consideration for the licenses granted by IBM to LICENSEE in Sections 2.1, 2.2 and 2.3 with respect to R-F Products, LICENSEE shall pay IBM the amount of twenty-seven million US dollars (US $27,000,000), on the Effective Date, which sum is nonrefundable, in accordance with instructions to be provided by IBM prior to such date.

4.2 As partial consideration for the licenses granted by IBM to LICENSEE in Sections 2.1 and 2.2 with respect to R-B Products, LICENSEE shall pay
IBM a royalty of five percent (5%) of Selling Price. LICENSEE acknowledges that any royalties owing for patents covering R-B Products shall be payable in addition to the royalty specified herein, pursuant to a separate patent license agreement between the parties.

4.3 LICENSEE shall bear and pay all taxes (including, without limitation, sales and value added taxes) imposed by any national, provincial or local government of any country in which LICENSEE is doing business as a result of the existence of this Agreement or the exercise of rights hereunder; provided, that the foregoing shall not obligate LICENSEE to pay any tax based on the income, gross receipts or property of IBM.

4.4 LICENSEE shall be liable for interest on any overdue payment or royalty, commencing on the date such payment or royalty was due and ending upon payment by LICENSEE, at an annual rate which is the greater of ten percent (10%) or one percentage point higher than the prime interest rate as quoted by the head office of Citibank N.A., New York, at the close of banking on such date, or on the first business day thereafter if such date falls on a non-business day. If such interest rate exceeds the maximum legal rate in the jurisdiction where a claim therefore is being asserted, the interest rate shall be reduced to such maximum legal rate.

4.5 Royalties shall accrue when an R-B Licensed Product, with respect to which royalty payments are required by this Agreement, is first sold or otherwise transferred to a party other than LICENSEE or its Subsidiaries (including, except as otherwise agreed in writing by IBM, sold or otherwise transferred to IBM or any of its Subsidiaries). To the extent an R-B Licensed Product is incorporated as a component, subassembly or subsystem in another product, the Selling Price shall be determined based on the published list price (or if no such published list price exists, the fair market value) of such R-B Licensed Product exclusive of any other portion of such product.

4.6 LICENSEE shall pay all royalties and other payments due hereunder in United States dollars. All royalties for an accounting period computed in other currencies shall be converted into United States dollars at the exchange rate for bank transfers from such currency to United States dollars as quoted by the head office of Citibank N.A., New York, at the close of banking on the last day of such accounting period (or the first business day thereafter if such last day shall be a non-business day).

4.7 LICENSEE's accounting period shall be semiannual and shall end on the last day of each June and December during the term of this Agreement. Within sixty (60) days after the end of each such period LICENSEE shall furnish to IBM a written report containing the information specified in
Section 4.8 and shall pay to IBM all unpaid royalties accrued hereunder to the end of each such period. Such payments will be nonrefundable.

4.8 LICENSEE's written report shall be certified by an officer of LICENSEE and shall contain the following information:

     (a) for each type of R-B Licensed Product upon which royalty has accrued: a description of said R-B Licensed Product, the quantity sold or otherwise transferred during the accounting period, and the sum of the Selling Price for such quantity; and

     (b)  the aggregate amount of all royalties due.

In the event no royalties are due, LICENSEE's report shall so state.

4.9 LICENSEE shall keep records in accordance with generally accepted accounting principles and in sufficient detail to permit the determination of which products are subject to royalty payments under this Agreement, the royalties due IBM, and the accuracy of the information on LICENSEE's written reports. Such records shall include, but not be limited to, detailed records supporting the information provided under Section 4.8. Such records shall be kept for six (6) years following the due date for the report relating to the reporting period to which such records pertain.

Upon IBM's written request for an audit, LICENSEE shall permit auditors designated by IBM, together with such legal and technical support as IBM deems necessary, to examine, during ordinary business hours, records, materials, and manufacturing processes of LICENSEE for the purpose of determining royalties due IBM.

Such audit shall be restricted to an audit of those records, materials, and manufacturing processes related to R-B Licensed Products. Such records and materials shall be deemed to include general financial information to provide a cross-check for the amount of royalties reported.

LICENSEE shall provide its full cooperation in such audit. Such cooperation shall include, but not be limited to, providing sufficient time for such examination and convenient access to relevant personnel and records.

Each party shall pay the charges that it incurs in the course of the audit. However, in the event that the audit establishes underpayment greater than or equal to the lesser of: five percent (5%) of the royalties which should have been paid for the accounting periods being audited or the cost of the audit, then LICENSEE shall reimburse IBM for the costs IBM incurred in conducting such audit. However, such costs shall not include salaries paid to IBM employees associated with such audit and such reimbursement shall not exceed the amount of underpayment.

4.10 In the event an audit under the provisions of Section 4.9 identifies an underpayment of royalties by LICENSEE, LICENSEE shall pay an amount equal to the sum of such underpayment, any interest due under the provisions of Section 4.4, and any reimbursement to IBM for the costs IBM incurred in conducting such audit as specified by Section 4.9, within sixty
(60) days of IBM's written request. Reimbursements due for costs shall also be subject to interest under the provisions of Section 4.4.

4.11 IBM agrees that any statements or audit results furnished or otherwise made available to or obtained by IBM pursuant to this Section 4.0 shall be subject to equivalent confidentiality restrictions set forth in Section 3 and shall not be disclosed by IBM for a period of three (3) years from the date of disclosure.


Section 5.0 Term; Termination and Assignability

5.1 The licenses granted in Sections 2.1 and 2.2 with respect to Licensed Products shall remain in effect unless terminated in accordance with this
Section 5.0. The patent license granted in Section 2.3 with respect to R-F Licensed Products shall remain in effect for a period of five (5) years from the Effective Date, unless terminated in accordance with this
Section 5 or extended pursuant to the option granted in Section 2.6. The patent license granted to IBM in Section 2.7 shall remain in effect for a period of five (5) years from the Effective Date.

5.2 If LICENSEE is in material breach of its obligations hereunder with respect to R-B Licensed Products and IBM provides written notice to LICENSEE specifying the nature of such breach, LICENSEE shall either cure such breach or produce a plan for such cure reasonably acceptable to IBM within sixty (60) days after such written notice. If LICENSEE does not provide a plan for cure, or comply with a plan reasonably acceptable to IBM, IBM shall have the right to terminate the licenses granted to LICENSEE with respect to R-B Licensed Products under this Agreement by giving written notice of termination to LICENSEE. For purposes of this
Section 5.2, a material breach by LICENSEE shall mean and be limited to:
(i) an intentional and continuing breach of its obligations under Section 3 hereof or of the license restrictions in Section 2 hereof with respect to Licensed Information relating to R-B Licensed Products; (ii) LICENSEE being more than fifty thousand dollars ($50,000) in arrears on its payment obligations herein that are not otherwise subject to a good faith dispute between IBM and LICENSEE; or (iii) the failure by LICENSEE to submit reports or permit audits as specified in Section 4.

5.3 If LICENSEE is in material breach of its obligations hereunder with respect to R-F Licensed Products and IBM provides written notice to LICENSEE specifying the nature of such breach, LICENSEE shall either cure such breach or produce a plan for such cure reasonably acceptable to IBM within sixty (60) days after such written notice. If LICENSEE does not provide a plan for cure, or comply with a plan reasonably acceptable to IBM, IBM shall have the right to terminate the licenses granted to LICENSEE with respect to R-F Licensed Products under this Agreement by giving written notice of termination to LICENSEE. For purposes of this
Section 5.3, a material breach by LICENSEE shall mean and be limited to an intentional and continuing breach of its obligations under Section 3 hereof or of the license restrictions in Section 2 hereof with respect to Licensed Information relating to R-F Licensed Products.

5.4 In addition, in the event that LICENSEE engages in or suffers any of the following events of default:

     (a) becomes insolvent, is dissolved or liquidated, files or has filed against it a petition in bankruptcy, reorganization, dissolution or liquidation or similar action filed by or against it, is adjudicated as bankrupt, or has a receiver appointed for its business; or

     (b) has all or a substantial portion of its capital stock or assets expropriated or attached by any government entity;

then LICENSEE shall promptly notify IBM in writing that such event has occurred. If any default as specified above in this Section 5.3 is not cured, or an acceptable plan for such cure is not proposed within ninety
(90) days after written notice from IBM specifying the nature of the default, IBM shall have the right to terminate this Agreement by giving written notice of termination to LICENSEE.

5.5 This Agreement and any rights or licenses granted herein are personal to the parties and neither shall assign or sublicense any of its rights or privileges hereunder. Any attempted act in derogation of the foregoing shall be considered void. Notwithstanding the foregoing, in the event of a transfer by LICENSEE of all or substantially all of its assets or those of the Laser Operations, LICENSEE shall have the right to assign this Agreement to the purchaser of such assets, provided: (i) such purchaser agrees in writing to be bound by all terms and conditions hereof, (ii) in the event that such purchaser and IBM are involved in any intellectual property dispute at the time of such transfer, such purchaser shall resolve such dispute to IBM's satisfaction; both as conditions precedents to the effectiveness of such assignment.

5.6 No failure or delay on the part of IBM in exercising its right of termination hereunder for any one or more causes shall be construed to prejudice its right of termination for such causes or any other or subsequent causes.

5.7 Upon termination of this Agreement, all licenses granted in Section 2 will automatically terminate, and LICENSEE shall promptly return to IBM or destroy all tangible information containing Licensed Information. The confidentiality obligations of Section 3 will remain in effect beyond any termination for the time period stated in Section 3.1.


Section 6.0 Representations and Warranties

6.1     IBM represents and warrants that:

     (a) it has the full right and power to grant the licenses set forth in Section 2, that there are no outstanding agreements, assignments, or encumbrances inconsistent with the provisions of said licenses or with any other provisions of this Agreement;

     (b) in the last two years it has not received any written claim or written notice from any third party alleging infringement or unauthorized use of any intellectual property rights owned by such party in relation to the Laser Operations;

     (c) to the personal knowledge of the four most senior level executives among the Employees, as expressed to LICENSEE prior to the signing of this Agreement during due diligence, they do not believe the operation of the Laser Enterprise, as operated by IBM immediately prior to the Effective Date, infringes or makes unauthorized use of any intellectual property rights of any third party;

     (d) subject to LICENSEE's compliance with all limitations and/or conditions contained in this Agreement and any of the other agreements relating to the sale of assets relating to the Laser Enterprise, LICENSEE shall be entitled to continue the operations of the Laser Enterprise, as being conducted by IBM on the Effective Date, without claim of infringement or other misappropriation of intellectual property rights by IBM or any of its Subsidiaries as to patent, copyrights, trade secret or other intellectual property rights owned by or licensed to IBM or any of its Subsidiaries; and

     (e) to the personal knowledge of the most senior level executive among the Employees, IBM has not since March 1, 1995, licensed any improvements to the Licensed Technical Information relating to the Royalty-Free Products to any third party which was licensed by IBM prior to said date to manufacture Royalty-Free Products.

6.2 EXCEPT AS PROVIDED IN SECTION 6.1, NEITHER PARTY MAKES ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, NOR DOES EITHER PARTY ASSUME ANY LIABILITY IN RESPECT OF ANY INFRINGEMENT OF PATENTS OR OTHER RIGHTS OF THIRD PARTIES DUE TO THE OTHER PARTY'S OPERATION UNDER THE LICENSES HEREIN GRANTED.

6.3 IBM's liability for breach of any of the representations and warranties set forth above shall be subject to Section 7.2 of the Purchase Agreement.


Section 7.0 Communications

7.1 All payments due after the Effective Date shall be made by electronic funds transfer. Any notice or other communication required or permitted to be made or given to either party hereto pursuant to this Agreement shall be sent to such party by facsimile or by registered airmail (except that registered or certified mail may be used where delivery is in the same country as mailing), postage prepaid, addressed to it at its address set forth below, or to such other address as it shall designate by written notice given to the other party. Payments shall be deemed to be made on the date of electronic funds transfer. Notices or other communications shall be deemed to have been given or provided on the date of sending. The addresses are as follows:

     (a)  For electronic funds transfers of payments:

          IBM Director of Licensing
          The Bank of New York
          48 Wall Street
          New York, New York 10286
          United States of America
          Credit Account No. 890-0209-674
          ABA No. 0210-0001-8

     (b)  For mailing to IBM:

          Director of Licensing
          International Business Machines Corporation
          500 Columbus Avenue
          Thornwood, New York 10594
          United States of America

     (c)  For facsimile transmission to IBM:

          (914) 742-6737

     (d)  For mailing to LICENSEE:

          Director, Intellectual Property
          Uniphase Corporation
          163 Baypointe Parkway
          San Jose, CA 95134

     (e)  For facsimile transmission to LICENSEE:

          (408) 954-0540


Section 8 Applicable Law

8.1 This Agreement shall be construed, and the legal relations between the parties hereto shall be determined, in accordance with the internal laws of the State of New York, United States of America, applicable to agreements made and to be performed entirely within such state, without regard to the conflicts of laws principles of such state.

8.2 Each of the parties waives its right to a jury trial and consents to the jurisdiction of any state or federal court located within the State of New York. Each of the parties hereby: (i) waives trial by jury,
(ii) waives any objection to venue of any action instituted hereunder and
(iii) consents to the granting of such legal or equitable relief as is deemed appropriate by any aforementioned court.


Section 9 Miscellaneous

9.1 This Agreement may be executed by the parties hereto in one or more counterparts, each of which shall be an original and all of which shall constitute one and the same instrument.

9.2 Nothing contained in this Agreement shall be construed as conferring any right to use in advertising, publicity, or other promotional activities any name, trade name, trademark, trade dress or other designation of either party hereto (including any contraction, abbreviation or simulation of any of the foregoing), save as expressly stated herein. Each party hereto agrees not to use or refer to this Agreement or any provision hereof in any promotional activity associated with apparatus licensed hereunder, without the express written approval of the other party.

9.3 LICENSEE agrees not to export or re-export, or cause to be exported or re-exported, any technical data received hereunder, or the direct product of such technical data, to any country or person which, under the laws of the United States, are or may be prohibited from receiving such technical data or the direct product thereof.

9.4 This Agreement will not be binding upon the parties until it has been signed herein below by or on behalf of each party, and in which event it shall be effective as of the Effective Date. No amendment or modification hereof shall be valid or binding upon the parties unless made in writing and signed as aforesaid. This Agreement embodies the entire understanding of the parties with respect to the subject matter hereof and merges all prior discussions between them, and neither of the parties shall be bound by any conditions, definitions, warranties, understandings or representations with respect to the subject matter hereof other than as expressly provided herein.

9.5 The headings of the several Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning of interpretation of this Agreement.

9.6 If any Section of this Agreement is found by competent authority to be invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such Section in every other respect and the remainder of this Agreement shall continue in effect so long as the Agreement still expresses the intent of the parties. If the intent of the parties cannot be preserved, this Agreement shall be either renegotiated or terminated.

9.7 In the event that Lasertron, Inc. requests IBM to provide any wafers pursuant to the Lasertron Agreement within one (1) year from the Effective Date, LICENSEE agrees that it will enter into suitable arrangements with IBM to provide such wafers under the terms and conditions set forth in the Lasertron Agreement, which terms and conditions are appended as Exhibit D.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly signed as of the date first written above.

UNIPHASE CORPORATION          INTERNATIONAL BUSINESS MACHINES
                              CORPORATION


By \s\ Danny E. Pettit        By \s\ Suzanne C. Lewis

Name Danny E. Pettit          Name Suzanne C. Lewis

Title Vice President, Finance Title Business Development
& CFO                         Consultant


                                 EXHIBIT A

                             LICENSED PATENTS

                                     Issue or File
Patent/Application                        Date
Number                                 (DD/MM/YY)

     5,154,333                          13/10/92
     5,305,340                          04/19/94
     5,311,539                          10/05/94
     5,391,036                          21/02/95
     5,301,202                          05/04/94
     5,498,973                          12/03/96
     4,995,539                          26/02/91
     5,029,555                          09/07/91
     5,063,173                          05/11/91
     5,144,634                          01/09/92
     5,059,552                          22/10/91
     5,171,717                          15/12/92
     4,805,179                          14/02/89
     5,185,289                          09/02/93
     5,280,535                          18/01/94
     5,319,725                          07/06/94
     5,376,582                          27/12/94
     5,414,293                          09/05/95
     5,516,727                          14/05/96
     5,594,749                          14/01/97
     Appl. 721072                       26/09/96
     PCT/IB97/00055                     27/01/97
                                 EXHIBIT B

                      LICENSED TECHNICAL INFORMATION

I    LICENSED TECHNICAL INFORMATION FOR ROYALTY FREE PRODUCTS

     Process

     Documentation, as is, for each process used in the development and fabrication of the following royalty free laser products and the detailed procedure for carrying out each step of the fabrication. Descriptions identify the tools and equipment used, and specifies the in-process tests that are performed.

         QUALIFIED             IN        UNDER DEVELOPMENT
                         QUALIFICATION

     *    980 nm L-N     *    980 nm     *    980 nm narrow
      series (narrow      lasers for      stripe laser
      stripe lasers)      submarine       (300mW)
      -    120mW (linear  (70mW)         *    920...1020 nm
        power)           *    956 nm      narrow stripe
      -    150mW          broad area      lasers
     -    180mW           lasers (0.5)    (150...210mW)
      -    210mW          Watt)          *    910...980 nm
                                          broad area lasers
                                          (1W,4W)
     Process Materials

     Documentation, as is, for all materials used when making IBM's royalty free laser products, including information concerning vendors, material grades, and part numbers,

     Process Tools

     Documentation, as is, for tools employed when making IBM's laser chips. This information comprises drawings and/or blueprints for jigs and tools such as the barhandler, facet coater, and bar tester, vacuum chuck, as well as details concerning the tools for lithography, etching and deposition, tools for material characterization and so forth.

     Video Tapes

     Tapes illustrating various process steps.

     Reliability Database

     Reliability data on IBM's royalty free products in computer readable form.

     Mask Set used for royalty free laser products processing

     1)   Laser - Development ZRL

               CSP Groove
               CSP NAM
               CVWAFMAP
               FUWA1
               FUWA2
               INP1
               LASER1
               LASER1P
               LASER2 (NEXUS)
               LASER3
               LASER4 (KORINTH)
               LASERX
               PULSE1
               REDARRAY
               SEGLASER
               SCLLD1
               PASSAGE
               VELNAM
               T2V2
               T3V1
               T13V1
               T14V1
               SOF1
               KOKIPHOT

     2)   Laser - Rests from EF

               RUESCHLIKON5170-5178
               FUWA113
               T2 LASER
               RS
               EPNPB
               PROTECT
               GOT2
               RUSHT2
               PULSE
               PAIRARC
               PASSAGE
               INP TO
               LASERX
               TTRNRN
               TNMETRP
               TVIAPR-VIA
               RIDGE LASER
               METALR
               TRIDRP
               TPMETRN
               TPMETRP
               RID2CN
               RID2CP
               G2 PRIME

     E2 Prototype Tool

     Documentation, as is, for operation/maintenance of E2 Tool

     -    Assembly drawings, schematics, commercial components, spare parts
     -    Set-up manuals

II   LICENSED TECHNICAL INFORMATION FOR ROYALTY BEARING PRODUCTS:

     Documentation, as is, for:

     - Full Wafer Technology_A batch processing technique capable of producing more than one edge emitting semiconductor lasers simultaneously.

     - Red Lasers_Indium gallium phosphorus/aluminum gallium indium phosphorus/aluminum gallium arsenide semiconductor laser chips emitting red light at about 670nm, and having a quantum well ridge-type structure and aluminum gallium arsenide cladding layers.

     - 1300nm Lasers_Indium phosphorus/indium gallium arsenide phosphorus semiconductor laser chips emitting light at about 1300nm and having a double heterostructure or quantum well structure.

                                 EXHIBIT C

           NON-COMMERCIAL COMPUTER PROGRAMS USED AT THE FACILITY

                           C-1 ASSIGNED PROGRAMS

1)   Autobar Tester Software (BT2MESS and BT2ANA, home build)

2)   Waveguide/optical simulation (MODE, home build)

3)   Laser Lifetest (home build)

4)   Thermal device simulation (HEAT, home build)

5)   Heat flow modeling (HETMOD, home build)

6)   Device simulation (MONTE on AIX)

7)   Waveguide simulation (WAGSI)

8)   Epi software for running the MBE and CBE system (home build)

9)   Software for ESCA system (home build)

10)  Quick turnaround Device test software (QTAT, home build)

11)  [intentionally left blank]

12)  Photo Luminescence software (home build)


                           C-2 LICENSED PROGRAMS

ISP Laser Cleaver Tool Program

                                 EXHIBIT D

          Exhibit G to the Lasertron Agreement follows this page.

                                 EXHIBIT G

                              WAFER MATERIAL

Till end of 1996 IBM will provide qualified and non-qualified epitaxially grown wafers to LT. Non-qualified epitaxially grown wafers are wafers out of specification. IBM is not committed to sell more than the maximum number of wafers given in the below tables. In 1997, epitaxially grown wafers will be sold to LT only if LT placed an order in 1996, such that IBM is able to grow those wafers in 1996. Such an advanced order shall include any information on the specification and structure necessary to grow the wafers as well as the number of wafers needed by LT. IBM is not committed to sell any wafer material in 1998 and later. The terms and conditions of this bridge offering are as follows:

Qualified epitaxially grown wafers (3 quarters per wafer)

   Year     Price per wafer    price per wafer      maximum number/year
            (0 - 25 wafers)   (26 - 50 wafers)
   1995         (   *   )         (    *   )          ( * )
   1996         (   *   )         (    *   )          ( * )
   1997(1)                                            ( * )

(1)   Subject to order by LT in 1996:  price on request only.

 * - Information redacted and filed separately with the SEC.


Non-qualified epitaxially grown wafers (2) (3 quarters per wafer)

   Year     Price per wafer
            (0 - 20 wafers)
   1995          (   *   )
   1996          (   *   )
   1997(3)


(2)   Will be sold on the base of availability only.

(3)   Subject to order by LT in 1996:  price on request only.

 * - Information redacted and filed separately with the SEC.